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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

                      Aluminum Corporation of China Limited
             -------------------------------------------------------
                                (Name of Issuer)

                 H ordinary shares, par value RMB1.00 per share
             -------------------------------------------------------
                         (Title of Class of Securities)

                                    022276109
             -------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2002
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                              [ ]   Rule 13d-1(b)

                              [ ]   Rule 13d-1(c)

                              [X]   Rule 13d-1(d)

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CUSIP No. 022276109

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1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Alcoa Inc.
     25-0317820

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2.   Check the Appropriate Box if a Member of a Group                (a) [ ]
     (See Instructions)                                              (b) [ ]

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3.   SEC Use Only

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4.   Citizenship or Place of Organization
     Pennsylvania

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Number of             5.   Sole Voting Power           0
Shares
Beneficially          --------------------------------------------
Owned by Each
Reporting             6.   Shared Voting Power         840,209,728
Person With:
                      --------------------------------------------

                      7.   Sole Dispositive Power      0

                      --------------------------------------------

                      8.   Shared Dispositive Power    840,209,728

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9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     840,209,728 shares

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10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                                                    [ ]

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11.  Percent of Class Represented by Amount in Row (9)
     8.0%

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12.  Type of Reporting Person (See Instructions)
     HC

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CUSIP No. 022276109

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1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Alcoa International Holdings Company
     25-1563111

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2.   Check the Appropriate Box if a Member of a Group               (a)   [ ]
     (See Instructions)                                             (b)   [ ]

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3.   SEC Use Only

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4.   Citizenship or Place of Organization
     Delaware

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Number of             5.   Sole Voting Power           0
Shares
Beneficially          --------------------------------------------
Owned by Each
Reporting             6.   Shared Voting Power         840,209,728
Person With:
                      --------------------------------------------

                      7.   Sole Dispositive Power      0

                      --------------------------------------------

                      8.   Shared Dispositive Power    840,209,728

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9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     840,209,728 shares

--------------------------------------------------------------------------------

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                                                    [ ]

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11.  Percent of Class Represented by Amount in Row (9)
     8.0%

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12.  Type of Reporting Person (See Instructions)
     HC

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CUSIP No. 022276109

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1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Alcoa International (Asia) Limited
     00-0000000

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2.   Check the Appropriate Box if a Member of a Group       (a) [ ]
     (See Instructions)                                     (b) [ ]

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3.   SEC Use Only

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4.   Citizenship or Place of Organization
     Hong Kong S.A.R., People's Republic of China

--------------------------------------------------------------------------------

Number of             5.   Sole Voting Power           0
Shares
Beneficially          --------------------------------------------
Owned by Each
Reporting             6.   Shared Voting Power         840,209,728
Person With:
                      --------------------------------------------

                      7.   Sole Dispositive Power      0

                      --------------------------------------------

                      8.   Shared Dispositive Power    840,209,728

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9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     840,209,728 shares

--------------------------------------------------------------------------------

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                                                    [ ]

--------------------------------------------------------------------------------

11.  Percent of Class Represented by Amount in Row (9)
     8.0%

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12.  Type of Reporting Person (See Instructions)
     CO

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ITEM 1.

     (a)  Name of Issuer

          Aluminum Corporation of China Limited

     (b)  Address of Issuer's Principal Executive Offices

          No.12B Fuxing Road,
          Haidian District,
          Beijing,
          People's Republic of China
          100814

ITEM 2.

 (a)-(c)  This Statement is filed by:

          Alcoa Inc., Alcoa International Holdings Company and Alcoa International (Asia) Limited.

          The Address of the Principal Business Office of Alcoa Inc. is 201 Isabella Street, Pittsburgh, Pennsylvania 15212-5858, USA. Alcoa Inc. is a Pennsylvania corporation.


          The Address of the Principal Business Office of Alcoa International Holdings Company is 101 Cherry Street, 4th Floor, Burlington,
          VT 05402-1491. Alcoa International Holdings Company is a Delaware corporation.

          The Address of the Principal Business Office of Alcoa International
          (Asia) Limited is Room 1301, Admiralty Centre, Tower 1, 18 Harcourt Road, Hong Kong S.A.R. Alcoa International (Asia) Limited is a
          Hong Kong company.

          Alcoa Inc., Alcoa International Holdings Company and Alcoa International (Asia) Limited are each individually referred to herein as a "Reporting Person" and collectively as the "Reporting Persons."

     (d)  Title of Class of Securities

          H ordinary shares


     (e)  CUSIP Number

          022276109 (CUSIP number for ADSs representing H ordinary shares)


ITEM 3.

          Inapplicable.


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ITEM 4.  OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned: See Row 9 for the amount beneficially owned by each Reporting Person

     (b) Percent of class: See Row 11 for the percentage of class beneficially owned by each Reporting Person

     (c) Number of shares as to which the person has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition of, shared power to dispose or direct the disposition of: See Rows 5-8 for the voting and dispositive power for each Reporting Person


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Inapplicable.


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Inapplicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

         See Exhibit A attached hereto relating to the H ordinary shares that are held by a subsidiary of Alcoa Inc. and Alcoa International Holdings Company.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         A copy of the Agreement Relating to Joint Filing of Schedule 13G is attached hereto as Exhibit B.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Inapplicable.


ITEM 10. CERTIFICATION

         Inapplicable.


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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     February 11, 2003                   Alcoa Inc.
--------------------------
          Dated

                                         By: /s/ Joseph C. Muscari
                                            ------------------------------------
                                            Name:  Joseph C. Muscari
                                            Title: Executive Vice President -
                                                   Alcoa and Group President,
                                                   Asia and Latin America

                                         Alcoa International Holdings Company



                                         By: /s/ John E. Wilson, Jr.
                                            ------------------------------------
                                            Name:  John E. Wilson, Jr.
                                            Title: President



                                         Alcoa International (Asia) Limited



                                         By: /s/ Lloyd H. Jones
                                            ------------------------------------
                                            Name:  Lloyd H. Jones
                                            Title: Director


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                                                                       EXHIBIT A


                         IDENTIFICATION OF SUBSIDIARIES


Alcoa Inc. and Alcoa International Holdings Company have filed Schedule 13G pursuant to Rule 13d-1(d). As of December 31, 2002, Alcoa International (Asia) Limited, an indirect subsidiary of Alcoa Inc. and a direct subsidiary of Alcoa International Holdings Company, was the record owner of 840,209,728 shares of H ordinary shares of Aluminum Corporation of China Limited.




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                                                                       EXHIBIT B


               AGREEMENT RELATING TO JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the H ordinary shares of Aluminum Corporation of China Limited shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an Exhibit to such Schedule 13G.



     February 11, 2003                   Alcoa Inc.
--------------------------
          Dated

                                         By: /s/ Joseph C. Muscari
                                            ------------------------------------
                                            Name:  Joseph C. Muscari
                                            Title: Executive Vice President -
                                                   Alcoa and Group President,
                                                   Asia and Latin America



                                         Alcoa International Holdings Company



                                         By: /s/ John E. Wilson, Jr.
                                            ------------------------------------
                                            Name:  John E. Wilson, Jr.
                                            Title: President



                                         Alcoa International (Asia) Limited



                                         By: /s/ Lloyd H. Jones
                                            ------------------------------------
                                            Name:  Lloyd H. Jones
                                            Title: Director